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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
                                AMENDMENT NO. 3
                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                EKCO GROUP, INC.

                           (Name of Subject Company)

                                EKCO GROUP, INC.

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
      SERIES B ESOP CONVERTIBLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   282636109
                         (CUSIP NUMBER OF COMMON STOCK)

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                              DONATO A. DENOVELLIS
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                EKCO GROUP, INC.
                         98 SPIT BROOK ROAD, SUITE 102
                          NASHUA, NEW HAMPSHIRE 03062
                                 (603) 888-1212
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                                WITH A COPY TO:

                            PETER S. LAWRENCE, ESQ.
                           MICHAEL L. FANTOZZI, ESQ.
              MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111
                                 (617) 542-6000

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    Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed on August 12, 1999 (as amended, the "Schedule 14D-9") relating to the offer by EG Two Acquisition Co., a Delaware corporation (the "Purchaser"), and a subsidiary of CCPC Acquisition Corp., a Delaware corporation (the "Parent"), and an affiliate of Borden, Inc., a New Jersey corporation ("Borden"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock") including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated March 27, 1987, as amended on June 9, 1998, January 10, 1989, March 23, 1992 and December 22, 1992, and as amended and restated as of March 21, 1997 and as amended on August 4, 1999 (as so amended, the "Rights Agreement") between EKCO Group, Inc., a Delaware corporation (the "Company") and American Stock Transfer & Trust Company, as rights agent ( the "Rights Agent"), and all of the outstanding shares of Series B ESOP Convertible Preferred Stock, par value $0.01 per share (the "ESOP Preferred Stock", and together with the Common Stock, the "Shares") of the Company, at a purchase price of $7.00 per Share (including, if applicable, the associated Right) net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 11, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used, but not defined herein, shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND--AGREEMENTS WITH THE PARENT, PURCHASER, OR THEIR AFFILIATES--THE MERGER AGREEMENT--CONDITIONS OF THE OFFER

    Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

    On September 2, 1999, the Company issued a press release announcing that the waiting period under the HSR Act had expired. The full text of the press release is set forth in Exhibit 35 and is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    On September 2, 1999, the Company issued a press release announcing that the waiting period under the HSR Act had expired. The full text of the press release is set forth in Exhibit 35 and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    @      Exhibit 1  Agreement and Plan of Merger among Ekco Group, Inc., CCPC Acquisition Corp.
                      and EG Two Acquisition Co., dated as of August 5, 1999.

    @      Exhibit 2  Amendment to the Agreement and Plan of Merger among Ekco Group, Inc., CCPC
                      Acquisition Corp. and EG Two Acquisition Co., dated as of August 10, 1999.

    @      Exhibit 3  Guarantee dated August 5, 1999 exclusively executed by Borden, Inc. in favor of Ekco Group, Inc.

    @      Exhibit 4  Confidentiality Agreement between Ekco Group, Inc. and Borden, Inc., dated as of May 3, 1999.

    @      Exhibit 5  Letter to Stockholders of Ekco Group, Inc., dated August 12, 1999.*

    +      Exhibit 6  Press Release issued by Ekco Group, Inc., CCPC Acquisition Corp. and EG TWO
                      Acquisition Co. on August 5, 1999 (incorporated by reference to Exhibit
                      99.1 to Ekco Group, Inc.'s Current Report on Form 8-K reporting events occurring on August 5, 1999).

    @      Exhibit 7  Opinion of Lehman Brothers, Inc., dated as of August 4, 1999.*

    +      Exhibit 8  1984 Restricted Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 10.1(a) to Form 10-K for the year ended December 29,
                      1996).

    +      Exhibit 9  1985 Restricted Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 10.1(b) to Form 10-K for the year ended December 29,
                      1996).

    +      Exhibit
           10         Form of Restricted Stock Purchase Agreement, as amended (incorporated herein by reference to Exhibit 10.1(b) to Form 10-K for the year ended
                      January 1, 1995, Exhibit 10.1(c)(3) to Form 10-K for the year ended
                      December 31, 1995 and schedule thereto in Exhibit 10.1(c)(2) to Form 10-K for the year ended December 29, 1996).

    +      Exhibit
           11         Form of Restricted Stock Purchase Agreement, as amended (incorporated by reference to Exhibits 10.1(d) to Form 10-K for the year ended December 31,
                      1995).

    +      Exhibit
           12         1987 Stock Option Plan, as amended, including forms of incentive stock option and non-qualified stock option agreements (incorporated herein by reference to Exhibit 10.2(a) to Form 10-K for the year ended December 28,
                      1997).

    +      Exhibit
           13         Form of Non-Qualified Stock Option and Repurchase Agreement, as amended
                      (incorporated herein by reference to Exhibit10.2(b)(2)(i) to Form 10-K for the year ended December 31, 1995).

    @      Exhibit
           14         Schedule to Form of Non-Qualified Stock Option and Repurchase Agreement, as
                      amended.

    +      Exhibit
           15         Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.2(e) to Form 10-K for the year ended December 29,
                      1996).

    +      Exhibit
           16         Form of Non-Qualified Stock Option and Repurchase Agreement (incorporated herein by reference to Exhibit 10.2(e) to Form 10-K for the year ended
                      December 28, 1997 and Exhibit 10.2(b)(2) to Form 10-K for the year ended
                      January 3, 1999).

    +      Exhibit
           17         Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.2(f) to Form 10-K for the year ended December 28,
                      1997).

    +      Exhibit
           18         Form of Indemnity Agreement for officers and directors, originally filed as
                      Exhibit 10.3(c) to Form 10-K for the year ended January 1, 1995
                      (incorporated herein by reference to Exhibit 10.3 to Form 10-K for the year ended January 3, 1999).

    +      Exhibit
           19         Ekco Group, Inc. 1988 Directors' Stock Option Plan, as amended, and form of
                      Non-Qualified Stock Option and Repurchase Agreement (incorporated herein by reference to Exhibit 10.4 to Form 10-K for the year ended December 28,
                      1997).

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
    +      Exhibit
           20         Schedule to Form of Non-Qualified Stock Option and Repurchase Agreement
                      (incorporated herein by reference to Exhibit 10.4(a)(2) to Form 10-K for the year ended January 3, 1999).

    +      Exhibit
           21         Ekco Group, Inc. Employees' Stock Ownership Plan ("ESOP") effective as of
                      January 1, 1989, as amended (incorporated herein by reference to Exhibits
                      10.6(a)(1) and (2) to Form 10-K for the year ended January 1, 1995,
                      Exhibits 10.5(a)(2) and 10.5(a)(3) to Form 10-K for the year ended December
                      29, 1996 and Exhibit 10.5(b) to Form 10-K for the year ended January 3,
                      1999).

    +      Exhibit
           22         Employment Agreement with Malcolm L. Sherman dated December 4, 1996, as amended (incorporated herein by reference to Exhibit 10.6 to Form 10-K for the year ended January 3, 1999).

    +      Exhibit
           23         Amended and Restated Employment Agreement with Donato A. DeNovellis dated as of May 25, 1995, as amended (incorporated herein by reference to Exhibit
                      10.3 to Form 10-Q for the quarterly period ended October 1, 1995, Exhibit
                      10.9(b) to Form 10-Q for the period ended June 30, 1996 and Exhibit 10.10 to Form 10-K for the year ended December 29, 1996).

    +      Exhibit
           24         Amended and Restated Employment Agreement with Jeffrey A. Weinstein dated as of May 25, 1995 (incorporated herein by reference to Exhibit 10.2 to
                      Form 10-Q for the quarterly period ended October 1, 1995 and Exhibit 10.10 to Form 10-K for the year ended December 29, 1996).

    +      Exhibit
           25         Form of Amended and Restated Employment Agreement with Brian R. McQuesten and another officer dated as of May 25, 1995, as amended (incorporated herein by reference to Exhibit 10.5 to Form 10-Q for the quarterly period ended October 1, 1995).

    @      Exhibit
           26         Employment Agreement with J. Jay Althoff dated September 16, 1997, as amended.

    +      Exhibit
           27         1995 Restatement of Incentive Compensation Plan for Executive Employees of
                      Ekco Group, Inc. and its Subsidiaries, as amended (incorporated herein by reference to Exhibit 10.12 to Form 10-K for the year ended December 28,
                      1997).

    +      Exhibit
           28         Ekco Group, Inc. Supplemental Executive Retirement Plan dated as of July 1,
                      1992, (incorporated herein by reference to Exhibit 10.12 to Form 10-K for the year ended January 3, 1999).

    +      Exhibit
           29         Form of Split Dollar Agreement (incorporated herein by reference to Exhibit
                      10.13 to Form 10-K for the year ended January 3, 1999).

    @      Exhibit
           30         Resolutions dated May 25, 1995 re: Ekco Group, Inc. Severance Policy.

    @      Exhibit
           31         Letter to Participants in Ekco Group, Inc. Employees' Stock Ownership Plan
                      dated August 13, 1999

    @      Exhibit
           32         Instruction Form

    @      Exhibit
           33         Letter to Holder of Options to Purchase Ekco Group, Inc. Common Stock

    @      Exhibit
           34         Form of Option Election Agreement

           Exhibit
           35         Press Release issued by Ekco Group, Inc. on September 2, 1999

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*   Included with Schedule 14D-9 mailed to stockholders

@  Previously filed.

+   Incorporated by reference.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 1999        EKCO GROUP, INC.

                                By:  /s/ J. JAY ALTHOFF
                                     -----------------------------------------
                                     J. Jay Althoff
                                     Title: Vice President and General Counsel
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